UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

November 5, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

Announcement of Additional Information of Summary of Consolidated Financial Results for the Nine Months Ended September 30, 2020

LINE Corporation (Headquarters: Shinjuku-ku, Tokyo, Japan; Representative Director and President: Takeshi Idezawa) announces additional information for the “Summary of Consolidated Financial Results for the Nine Months Ended September 30, 2020” announced on October 28, 2020, as follows.

The new information consists of the following:

1. Interim Condensed Consolidated Financial Statements and Selected Notes	6

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited	8

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited	9

(5) Notes to Interim Condensed Consolidated Financial Statements - Unaudited	11

Notes to Significant Accounting Policies	11

Notes to Subsequent Events	16

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

October 28, 2020

LINE Corporation Announces Summary of

Consolidated Financial Results

for the Nine Months Ended September 30, 2020

<Prepared in accordance with the International Financial Reporting Standards (“IFRS”)

as issued by the International Accounting Standards Board (“IASB”)>

TOKYO — LINE Corporation (NYSE: LN) (TOKYO: 3938) announces the summary of its consolidated financial results for the nine months ended September 30, 2020.

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer
Telephone:	+81-3-4316-2050
Filing date of quarterly securities report: November 6, 2020
Payment date of dividends: –
Supplemental materials prepared on quarterly financial results: Yes
Financial results conference scheduled: None

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1.	Consolidated financial results for the first nine months of 2020 (from January 1, 2020 to September 30, 2020)

(1)	Consolidated operating results (cumulative)

(Percentages indicate year-on-year changes.)

	Revenues		(Loss)/profit from operating activities		Loss before income taxes		Loss for the period
For the nine months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
September 30, 2020	180,240	8.1	7,169	—	(24,149)	—	(35,848)	—
September 30, 2019	166,702	10.2	(27,521)	—	(36,224)	—	(36,834)	—

	Loss attributable to the shareholders of the Company		Comprehensive loss for the period		Basic earnings/(loss) per share		Diluted earnings/(loss) per share
For the nine months ended	Millions of yen	%	Millions of yen	%		Yen		Yen
September 30, 2020	(29,185)	—	(35,940)	—		(121.32)		(121.32)
September 30, 2019	(33,961)	—	(40,007)	—		(142.09)		(142.09)

(2)	Consolidated financial position

	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets
As of	Millions of yen	Millions of yen	Millions of yen	%
September 30, 2020	568,333	161,371	143,895	25.3
December 31, 2019	541,352	174,663	158,133	29.2

2.	Cash dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
For the year ended December 31, 2019	—	0.00	—	0.00	0.00
For the year ending December 31, 2020	—	0.00	—
For the year ending December 31, 2020 (Forecast)				—	—

Note:	Revisions to the cash dividends forecasts most recently announced: None
Cash dividend forecasts for the year ending December 31, 2020: The Company has not yet made a decision regarding its year-end dividends.

3.	Consolidated earnings forecasts for 2020 (from January 1, 2020 to December 31, 2020)

Amid rapid international and domestic changes, there is a level of uncertainty within the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”). As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Furthermore, as the Company’s shares are listed on the New York Stock Exchange as well as the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes

(1)	Changes in significant subsidiaries during the current period (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2)	Changes in accounting policies and estimates

a.	Changes in accounting policies due to revision in accounting standard under IFRS: None

b.	Changes in accounting policies due to other reasons: None

c.	Changes in accounting estimates: None

(3)	Number of shares issued and outstanding (common stock)

a.	Total number of common shares issued and outstanding at the end of the period (including treasury shares)

As of September 30, 2020	243,715,542 shares
As of December 31, 2019	241,133,142 shares

b.	Number of treasury shares at the end of the period

As of September 30, 2020	12,222 shares
As of December 31, 2019	1,524,392 shares

c.	Average number of common shares outstanding during the period (cumulative from the beginning of the fiscal year)

For the nine months ended September 30, 2020	240,557,640 shares
For the nine months ended September 30, 2019	239,020,020 shares

Quarterly financial results reports are exempt from review procedures conducted by certified accountants or an audit firm.

For the purpose of fair disclosure in connection with the release of the financial statements by NAVER Corporation, the Company’s parent company, and timely disclosure of the Company’s Summary of Consolidated Financial Results, the Company discloses the Interim Condensed Consolidated Statement of Financial Position, Interim Condensed Consolidated Statement of Profit or Loss, segment information and going-concern assumption in advance, and other information will be released as soon as it has been prepared. Supplementary information to this earnings release, including the Group’s profit and loss by segment, will be available today at the following IR website: https://linecorp.com/en/ir/top.

Index:

1. Interim Condensed Consolidated Financial Statements and Selected Notes

(1)	Interim Condensed Consolidated Statement of Financial Position - Unaudited

		(In millions of yen)

	December 31, 2019	September 30, 2020
Assets
Current assets
Cash and cash equivalents	217,345	166,817
Trade and other receivables	42,680	50,496
Other financial assets, current	20,117	46,047
Contract assets	241	199
Inventories	4,740	9,164
Other current assets	10,518	10,187

Total current assets	295,641	282,910

Non-current assets
Property and equipment	25,024	25,781
Right-of-use assets	54,337	53,740
Goodwill	17,651	16,821
Other intangible assets	7,801	7,283
Investments in associates and joint ventures	64,194	106,486
Other financial assets, non-current	51,737	50,809
Deferred tax assets	24,095	23,942
Other non-current assets	872	561

Total non-current assets	245,711	285,423

Total assets	541,352	568,333

Liabilities
Current liabilities
Trade and other payables	43,710	49,987
Corporate bonds	—	143,393
Other financial liabilities, current	44,826	63,379
Accrued expenses	23,462	18,635
Income tax payables	3,963	3,422
Lease liabilities, current	11,487	13,425
Contract liabilities, current	25,752	28,165
Provisions, current	3,221	3,740
Other current liabilities	5,238	8,970

Total current liabilities	161,659	333,116

Non-current liabilities
Corporate bonds	142,851	—
Other financial liabilities, non-current	362	349
Lease liabilities, non-current	45,150	47,035
Contract liabilities, non-current	—	5,366
Deferred tax liabilities	1,071	4,986
Provisions, non-current	4,528	5,485
Post-employment benefits	9,617	10,419
Other non-current liabilities	1,451	206

Total non-current liabilities	205,030	73,846

Total liabilities	366,689	406,962

Shareholders’ equity
Share capital	96,737	101,641
Share premium	121,299	125,275
Treasury shares	(6,308)	(63)
Accumulated deficit	(53,524)	(78,326)
Accumulated other comprehensive income	(71)	(4,632)

Equity attributable to the shareholders of the Company	158,133	143,895

Non-controlling interests	16,530	17,476

Total shareholders’ equity	174,663	161,371

Total liabilities and shareholders’ equity	541,352	568,333

(2)	Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

	(In millions of yen)

	For the nine-month period ended September 30,
	2019	2020
Revenues and other operating income:
Revenues	166,702	180,240
Other operating income	2,897	29,747

Total revenues and other operating income	169,599	209,987
Operating expenses:
Payment processing and licensing expenses	(26,406)	(30,693)
Sales commission expenses	(12,197)	(7,007)
Employee compensation expenses	(51,572)	(58,321)
Marketing expenses	(25,566)	(18,262)
Infrastructure and communication expenses	(8,063)	(8,543)
Outsourcing and other service expenses	(30,619)	(33,946)
Depreciation and amortization expenses	(16,324)	(19,781)
Other operating expenses	(26,373)	(26,265)

Total operating expenses	(197,120)	(202,818)

(Loss)/profit from operating activities	(27,521)	7,169
Finance income	400	233
Finance costs	(1,459)	(1,525)
Share of loss of associates and joint ventures	(9,567)	(10,658)
Loss on foreign currency transactions, net	(237)	(1,395)
Other non-operating income	2,347	1,468
Other non-operating expenses	(187)	(19,441)

Loss before tax from continuing operations	(36,224)	(24,149)
Income tax expenses	(609)	(11,699)

Loss for the period from continuing operations	(36,833)	(35,848)
Loss from discontinued operations, net of tax	(1)	—

Loss for the period	(36,834)	(35,848)

Attributable to:
The shareholders of the Company	(33,961)	(29,185)
Non-controlling interests	(2,873)	(6,663)

		(In yen )
Earnings per share
Basic loss for the period attributable to the shareholders of the Company	(142.09)	(121.32)
Diluted loss for the period attributable to the shareholders of the Company	(142.09)	(121.32)
Earnings per share from continuing operations
Basic loss from continuing operations attributable to the shareholders of the Company	(142.08)	(121.32)
Diluted loss from continuing operations attributable to the shareholders of the Company	(142.08)	(121.32)
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	(0.01)	—
Diluted loss from discontinued operations attributable to the shareholders of the Company	(0.01)	—

(3)	Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

	(In millions of yen)

	For the nine-month period ended September 30,
	2019	2020
Loss for the period	(36,834)	(35,848)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	1,085	3,159
Income tax relating to items that will not be reclassified to profit or loss	(348)	(982)
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	55	(96)
Reclassification to profit or loss of debt instruments at FVOCI	1	(10)
Exchange differences on translation of foreign operations:
Loss arising during the period	(4,727)	(3,006)
Reclassification to profit or loss	85	76
Proportionate share of other comprehensive income of associates and joint ventures	151	490
Income tax relating to items that may be reclassified subsequently to profit or loss	525	277

Total other comprehensive loss for the period, net of tax	(3,173)	(92)

Total comprehensive loss for the period, net of tax	(40,007)	(35,940)

Attributable to:
The shareholders of the Company	(36,867)	(29,375)
Non-controlling interests	(3,140)	(6,565)

(4)	Interim Condensed Consolidated Statement of Change in Equity - Unaudited

	(In millions of yen)

	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income
	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2019	96,064	118,626	(8,205)	(5,556)	(659)	(1,417)	63	198,916
Adjustment on adoption of new accounting Standards	—	—	—	(26)	—	—	—	(26)

Balance at January 1, 2019 (adjusted)	96,064	118,626	(8,205)	(5,582)	(659)	(1,417)	63	198,890
Comprehensive (loss)/income
Loss for the period	—	—	—	(33,961)	—	—	—	(33,961)
Other comprehensive (loss)/income	—	—	—	—	(3,766)	860	—	(2,906)

Total comprehensive (loss)/income for the period	—	—	—	(33,961)	(3,766)	860	—	(36,867)
Transactions with owners and other transactions
Recognition of share-based payments	—	1,111	—	—	—	—	—	1,111
Forfeiture of stock options	—	(51)	—	51	—	—	—	—
Exercise of stock options	471	(117)	—	—	—	—	—	354
Changes in interest in subsidiaries	—	221	—	—	—	—	—	221
Acquisition of subsidiaries	—	—	—	—	—	—	—
Disposal of treasury shares	—	(447)	1,608	—	—	—	—	1,161
Purchase of treasury shares	—	—	(1)	—	—	—	—	(1)
Transfer of accumulated other comprehensive income to accumulated deficit	—	—	—	46	—	(46)	—	—
Distributions	—	—	—	—	—	—	—	—
Other	—	—	—	(25)	—	—	—	(25)

Total transactions with owners and other transactions	471	717	1,607	72	—	(46)	—	2,821

Balance at September 30, 2019	96,535	119,343	(6,598)	(39,471)	(4,425)	(603)	63	164,844

	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2019	9,598	208,514
Adjustment on adoption of new accounting standards		(26)

Balance at January 1, 2019 (adjusted)	9,598	208,488
Comprehensive (loss)/income
Loss for the period	(2,873)	(36,834)
Other comprehensive (loss)/income	(267)	(3,173)

Total comprehensive (loss)/income for the period	(3,140)	(40,007)
Transactions with owners and other transactions
Recognition of share-based payments	—	1,111
Forfeiture of stock options	—	—
Exercise of stock options	—	354
Changes in interest in subsidiaries	12,614	12,835
Acquisition of subsidiaries	246	246
Disposal of treasury shares	—	1,161
Purchase of treasury shares	—	(1)
Transfer of accumulated other comprehensive income to accumulated deficit	—	—
Distributions	(1,669)	(1,669)
Other	—	(25)

Total transactions with owners and other transactions	11,191	14,012

Balance at September 30, 2019	17,649	182,493

	(In millions of yen)

	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income
	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2020	96,737	121,299	(6,308)	(53,524)	(1,342)	2,355	(1,084)	158,133
Comprehensive (loss)/income
Loss for the period	—	—	—	(29,185)	—	—	—	(29,185)
Other comprehensive (loss)/income	—	—	—	—	(2,673)	2,487	(4)	(190)

Total comprehensive (loss)/income for the period	—	—	—	(29,185)	(2,673)	2,487	(4)	(29,375)
Transactions with owners and other transactions
Recognition of share-based payments	—	2,664	—	—	—	—	—	2,664
Forfeiture of stock options	—	(13)	—	13	—	—	—	—
Exercise of stock options	4,904	927	—	—	—	—	—	5,831
Changes in interest in subsidiaries	—	—	—	—	—	—	—	—
Derecognition of non-controlling interests due to loss of control of subsidiaries	—	—	—	—	—	—	—	—
Disposal of treasury shares	—	398	6,296	—	—	—	—	6,694
Purchase of treasury shares	—	—	(51)	—	—	—	—	(51)
Transfer of accumulated other comprehensive income to accumulated deficit	—	—	—	4,371	—	(4,371)	—	—
Other	—	—	—	(1)	—	—	—	(1)

Total transactions with owners and other transactions	4,904	3,976	6,245	4,383	—	(4,371)	—	15,137

Balance at September 30, 2020	101,641	125,275	(63)	(78,326)	(4,015)	471	(1,088)	143,895

	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2020	16,530	174,663
Comprehensive (loss)/income
Loss for the period	(6,663)	(35,848)
Other comprehensive (loss)/income	98	(92)

Total comprehensive (loss)/income for the period	(6,565)	(35,940)
Transactions with owners and other transactions
Recognition of share-based payments	—	2,664
Forfeiture of stock options	—	—
Exercise of stock options	—	5,831
Changes in interest in subsidiaries	9,947	9,947
Derecognition of non-controlling interests due to loss of control of subsidiaries	(2,436)	(2,436)
Disposal of treasury shares	—	6,694
Purchase of treasury shares	—	(51)
Transfer of accumulated other comprehensive income to accumulated deficit	—	—
Other	—	(1)

Total transactions with owners and other transactions	7,511	22,648

Balance at September 30, 2020	17,476	161,371

(5)	Notes to Interim Condensed Consolidated Financial Statements - Unaudited

Notes to Significant Accounting Policies

The significant accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019.

The adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2020 had no significant impact on the Group’s unaudited interim condensed consolidated financial statements as of September 30, 2019 and 2020 and for the nine-month periods then ended, as well as annual consolidated financial statements for the year ended December 31, 2019.

In addition, the new and revised standards and interpretations that have been issued but are not yet effective have not been adopted early by the Group.

Notes to Segment Information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and to assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of the Core business based on revenue and profitability growth and assesses the business performance of the Strategic business based on profitability as well as important non-financial KPIs such as expansion of the user base.

(1)    Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	The Core business segment mainly consists of advertising service, communication and content. Advertising services mainly include display advertising, account advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on services such as livedoor Blog, NAVER Matome and advertisements appearing on LINE Part-Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE GAME.

Strategic business segment	The Strategic business segment consists of Fintech services such as LINE Pay service, and other services such as AI, LINE Friends, and E-commerce.

(2)    Profit or Loss for the Group’s reportable segments

The Group’s operating profit or loss for each segment is prepared in the same method as used in the consolidated financial statements, except that certain items such as other operating income and share-based compensation expenses are included in corporate adjustments. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses the information after eliminating intercompany transactions for their performance assessment, there is no adjustment between segments.

For the nine-month period ended September 30, 2019

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	144,881	21,821	166,702	—	166,702
Segment profit/(loss)(2)	24,959	(52,412)	(27,453)	(68)	(27,521)
Depreciation and amortization expenses	10,464	5,860	16,324	—	16,324
(1)	Corporate adjustments include other operating income and expenses such as share-based compensation expenses.
(2)	The amount of Segment profit/(loss) is equivalent to (loss)/profit from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

For the nine-month period ended September 30, 2020

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	155,795	24,445	180,240	—	180,240
Segment profit/(loss)(2)	34,561	(50,080)	(15,519)	22,688	7,169
Depreciation and amortization expenses	12,697	7,084	19,781	—	19,781
(1)

Corporate adjustments include other operating income and expenses such as share-based compensation expenses. Other operating income includes the gain on loss of control of subsidiaries and business transfer.

(2)	The amount of Segment profit/(loss) is equivalent to (loss)/profit from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

The reconciliation of Segment (loss)/profit to loss before tax from continuing operations is as follows:

For the nine-month periods ended September 30,

		(In millions of yen)

	2019	2020
Segment (loss)/profit	(27,521)	7,169
Finance income	400	233
Finance costs	(1,459)	(1,525)
Share of loss of associates and joint ventures	(9,567)	(10,658)
Loss on foreign currency transactions, net	(237)	(1,395)
Other non-operating income	2,347	1,468
Other non-operating expenses(1)	(187)	(19,441)

Loss for the period before tax from continuing operations	(36,224)	(24,149)

(1)	Other non-operating expenses for the nine-month period ended September 30, 2020 include the impairment of investments in associates of 17,101 million yen.

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)    Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the nine-month periods ended September 30, 2019 and 2020 are as follows.

Revenues recognized at a point in time mainly consist of revenues from LINE Friends.

For the nine-month periods ended September 30,

(In millions of yen)

	2019	2020
Core business
Advertising
Display advertising(1)	34,640	50,936
Account advertising(2)	46,261	43,759
Other advertising(3)	10,200	5,762

Sub-total	91,101	100,457

Communication, content, and others
Communication(4)	21,549	22,727
Content(5)	28,694	30,679
Others	3,537	1,932

Subtotal	53,780	55,338

Core business total	144,881	155,795

Strategic business
Friends(6)	14,048	8,000
Others(7)	7,773	16,445

Strategic business total	21,821	24,445

Total	166,702	180,240

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline, Smart Channel and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor, NAVER Matome and LINE Part-Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAME’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from E-commerce.

Notes to Going-Concern Assumption

Not applicable.

Notes to Subsequent Events

Not applicable.